Exhibit 99.1

HAFNIA LIMITED: Public filing of prospectus supplement in connection with the Offering

25 September 2026

Reference is made to the stock exchange announcement published by Hafnia Limited ("Hafnia" or the "Company”, OSE: HAFNI, NYSE: HAFN) on 24 September 2026 regarding the successful completion and pricing of an offering of 35,488,875 ordinary shares in the Company, raising gross proceeds of the NOK equivalent of approximately USD 300 million (the “Offering”).

The Company has today filed a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission ("SEC") for the Offering. The prospectus supplement is publicly available on the SEC’s website at www.sec.gov.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.